X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

February 12, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated February 12, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 3/4

X-Cal Resources Ltd.

TSE/XCL **February 12, 2002**

News Release

Sleeper Data Distribution Begins

A master set of Sleeper Gold Project data CD's is being assembled this week for duplication and subsequent distribution to the global geologic community. Early registration to receive a database can be accomplished now by contacting X-Cal Resources Ltd. (See News Release dated Jan. 29, 2002).

Sleeper is one of the most prospective gold properties in North America today. The massive database for the 30 square mile property, located in Humboldt County, documents one of the highest grade gold systems in Nevada. The 3D portion confirms that the mine site area is open. An example is the blast hole data, which reconstructs the Sleeper high grade using drill hole information on twelve foot centres, in combination with high quality 3D geophysics, clearly showing structural controls in the mine site area and undrilled sections with identical signature to productive areas. Potential for new gold deposits throughout the property is evident in the regional portion.

Historically, twenty-ounce per ton ore was common at Sleeper. Individual 20 ft. vertical blast holes assayed as high as 195 (one hundred and ninety-five) ounces per ton in the Sleeper structure. The discovery hole at Sleeper intersected 334 ft. averaging 0.82 oz per ton Au.

The potential for bulk mining of lower grade material is also evident in the data.

The management of X-Cal sees the Sleeper Gold Project as one of the premier North American gold properties with the potential to provide meaningful growth through exploration on a scale relevant to the major leagues of today's gold industry. We are pleased to begin a more public distribution of the Sleeper data (previously, access to data sets was restricted) and look forward to feedback from the geologic community.

Awards for significant contributions will be made at the X-Cal Resources Ltd. Annual Meeting. The composition of the awards committee and appropriate incentives are under discussion.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*